

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Via E-mail
Avshalom Kalichstein
Chief Executive Officer
Easterly Acquisition Corp.
138 Conant Street
Beverly, MA 01915

> **Re:** **Easterly Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2015**
> **File No. 333-203975**

Dear Mr. Kalichstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. Here and throughout your document where you disclose the title of warrants with a redemption feature, please include a reference to the security being redeemable. See Instruction 1 to Regulation S-K Item 202.

Prospectus Cover

2. Your cover page appears to be more than one page. Please revise to comply with the one-page requirement of Regulation S-K Item 501(b) and Rule 421. For additional guidance, please see Updated Staff Legal Bulletin No. 7 (June 7, 1999), particularly sample comments 17, 18, and 21 at the end of the bulletin.

Prospectus Summary, page 1

3.   We note your disclosure on page 5 that the Nasdaq rules require you to satisfy the 80% test. We also note your disclosure on your prospectus cover that you cannot assure investors that your securities will be approved for listing on Nasdaq and on pages 26 and 74 that you cannot assure that you will be able to maintain such listing. As such, it is unclear why you believe it is appropriate to highlight in your prospectus summary the 80% limitation as anything other than a potential future condition if you obtain and maintain such listing. Please revise your references to the 80% test to make clear, if true, that the condition will not apply if your securities are not subject to the Nasdaq rules, whether because you do not meet the listing or maintenance criteria or because you voluntarily choose to delist your securities from the Nasdaq. Also, if your disclosure on page 14 regarding a required shareholder vote if you issue more than 20% of your outstanding stock is based on a Nasdaq rule, please revise your disclosure to make clear that it also may not be applicable if your securities are not listed on the Nasdaq at the relevant time.

General, page 1

4.   We note your reference to your management's experience including "more than 40" transactions, "900 million in specialty finance assets," and a "successful" initial public offering. Please tell us how you ensured that your management experience summary is an objectively balanced presentation. Include in your response (1) whether your management's experience involved any transactions that were unsuccessful or involved transactions or entities that generated losses for investors, and (2) how you define a "successful" initial public offering.

Business Strategy, page 2

5.   Please provide us support for your disclosure that you are "uniquely" positioned.

Redemption of warrants, page 9

6.   Your disclosure that you will not redeem warrants if there is not an effective and current registration statement unless the warrants may be exercised on a cashless basis appears to be inconsistent with your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all state securities laws. It is unclear how the warrants may be exercised on the cashless basis if you are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Proceeds to be held in trust account, page 11

7.   Please tell us how "the requirements of law and stock exchange rules" could require that funds held in the trust be released other than interest to pay franchise and income taxes. In this regard, if interest is not sufficient to pay franchise and income taxes, please tell us whether applicable law could require you to use other funds in the trust to pay those obligations.

Anticipated Expenses and Funding Sources, page 12

8.   Please tell us whether the condition that any loan made by your sponsor, management team, or its affiliates will not have any claim to the proceeds held in trust will be provided in your amended articles or bylaws or whether the condition may be modified once you enter into a definitive agreement with any of your insiders.

Redemption rights for public stockholders…, page 14

9.   Please revise your disclosure to include the amount of time that you are required to give investors to consider whether to elect to redeem their shares. Also, highlight the irrevocable feature of such redemption right as discussed at the end of page 76.

10.   Please briefly highlight the portion of the offered shares that could be redeemed consistent with your obligation to pay the deferred underwriting commissions and to retain net tangible assets of at least $5,000,001. Also, ensure that you state clearly in that context that the number of shares that could be redeemed could be reduced based on the terms that you negotiate in the initial business combination agreement.

Redemption Rights in connection with…, page 17

11.   From your disclosure in this section it appears that any of the terms that you highlight in the prospectus that protect investors' funds or other rights may be changed either (1) by an amendment to your charter or (2) by you and your affiliates deciding to amend agreements among yourselves. Also, it appears that you and controlling individuals have not determined that you will oppose such changes, except for the agreement not to propose a charter amendment affecting your obligation to redeem the public shares if you do not complete an initial business combination. If so, please revise your disclosure throughout your prospectus where you indicate that such rights and protections will exist to make clear that, in fact, those protections or rights might not be provided. For example, we note that your prospectus cover currently informs investors that you "will" provide the public investors an opportunity to redeem their shares. Also, please include a risk factor that addresses clearly (1) which security holder protections and rights that you highlight in this prospectus are included in your charter and which are included in agreements with your affiliates, and (2) how those rights and protections could be changed without the security holder's consent.

12.   If your sponsor, executive officers, directors and director nominees have agreed not to propose an amendment to your charter to affect you obligation to redeem the public shares if you do not complete a business combination in 24 months, but they are not prohibited from eliminating the requirement to deposit the proceeds of this offering and the private placement in the trust account, please clarify the amount that shareholders will receive upon redemption if you do not complete a business combination and do not retain the proceeds in trust.

13.   Please tell us when and how you could change the $5,000,001 condition mentioned in the last sentence on page 18. Also, tell us how this affects your analysis of the applicability of Rule 419.

14.   Please reconcile your disclosure here regarding on which date you will determine the amount in the trust for purposes of the redemption with your disclosure in the fifth bullet point on page 107.

Release of funds…, page 17

15.   We note your disclosure that all of the funds in trust will be released to you upon completion of the business combination, and you will then pay redeeming shareholders. Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming shareholders directly to those shareholders. In this regard, we note your disclosure in the second bullet point on page 12 that the loans will have a claim on the proceeds held in trust when the proceeds are released to you upon completion of a business combination.

Redemption of public shares…, page 18

16.   Please reconcile your disclosure in the first sentence that the 24-month period exists because of a contractual agreement with your disclosure on page 81 that the provision is in your certificate of incorporation.

Indemnity, page 20

17.   If, as you disclose, you have not verified whether Easterly Capital has sufficient funds to satisfy its indemnity obligation nor asked Easterly Capital to reserve for the eventuality, please tell us why you believe it is appropriate to highlight the indemnification agreement in your prospectus summary.

18.   Please reconcile your reference in the last sentence to waivers from "all" vendors and "other entities," with (1) your disclosure in the first sentence which suggests that the underwriters have not executed a waiver and (2) your disclosure on page 29 about you

not seeking a waiver from your auditors. Also, please tell us whether the indemnification agreements that you mention on pages 106 and II-4 will include a waiver of all interest in or claim to the funds in the trust account.

<u>Risk Factors, page 23</u>

19.   Please provide an appropriate risk factor addressing any significant risks associated with your underwriter's sole discretion to release any of the securities subject to lock-up agreements as discussed in the third to last paragraph on page 118.

20.   Your references to shareholders receiving $10.00 per share, like on page 25, 28 and 36, appear to be inconsistent with the last risk factor beginning on page 29 and your disclosure in the first paragraph on page 17. Please revise throughout your document for consistency.

21.   Please add a separate risk factor alerting investors to the tax uncertainties that you disclose on pages 112, 113 and 114.

<u>We may not be able to complete our initial business combination…, page 25</u>

22.   We note your disclosure that the dissolution and liquidation is subject to the approval of your remaining stockholders and your board of directors. Please tell us whether those stockholders or directors have agreed to approve those transactions. If not, please clarify whether the investors in this offering will retain their warrants to purchase securities if you do not obtain the required approval to dissolve and liquidate. In this regard, we note your disclosure on page 77 that the warrants will expire worthless if you fail to complete your business combination within 24 months; if you do not obtain shareholder and director approval to liquidate, it is unclear whether your sponsor and permitted transferees will retain their securities acquired in unregistered transactions while the securities issued in this public offering are redeemed or expire.

<u>If we are deemed to be an investment company…, page 31</u>

23.   We note your reference to satisfying only "certain" conditions of Rule 2a-7. Please tell us which conditions you believe do not apply.

<u>We may not issue additional common or preferred shares…, page 35</u>

24.   We note the mitigating language in the sentence including clauses (i) and (ii) of this risk factor. If those restrictions may be eliminated by a charter amendment as disclosed on page 17, please revise the mitigating language to clarify.

Certain of our executive officers may become affiliates…, page 38

25.   Please reconcile your statement in this risk factor that none of your officers and directors have conflicts of interest with your disclosure in the last paragraph on this page.

We are an emerging growth company…, page 46

26.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 50

27.   Please reconcile the $100,000 that you have identified in the "Other miscellaneous expenses" with the amount of taxes that you disclose in the last paragraph on page 59. In this regard, we note your statement on page 60 that you do not believe that you will need to raise additional funds following this offering to meet required expenditures.

Status as a Public Company, page 68

28.   Please balance your disclosure here to address any material reasons that your structure would not be attractive to a business combination partner relative to "the traditional public offering." For example, does the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affect a target's analyses?

Redemption of Public Shares…, page 77

29.   Refer to the third paragraph of this section. Please clarify how you would proceed if shareholders electing redemption rights in connection with an amendment would cause your net tangible assets to be less than $5,000,001. Would you not proceed with the amendment, or would you proceed with the amendment and allow only a portion of the public shareholders to redeem their shares? If the latter, how will you determine which portion is redeemed?

30.   Please clarify who will receive the assets held outside of the trust if you liquidate and dissolve.

31.   Address any material conflicts of interest that directors could experience in litigation with Easterly Capital LLC, given that it appears that affiliates may have a fiduciary duty to this entity.

32.   Please reconcile the second sentence of the last paragraph of this section with (1) the third paragraph of this section, and (2) the second sentence under the caption "Amended and Restated Certificate of Incorporation" on page 80.

Election to remain an investor, page 84

33.   Please address in the "Terms of Our Offering" column the amount of time investors will have to decide whether to seek redemption of their common shares so that they can compare your offering to the 45-day period that you mention in the last column of this section.

Management, page 88

34.   Please reconcile your disclosure regarding the individuals that "will serve" in the identified roles with the information on the Signatures page to this registration statement that identifies the capacities in which the individuals do currently serve.

35.   We note your disclosure that Mr. Crate "has served and will continue to serve on the board of advisors/directors of both for-profit and not-for-profit public and private companies that are not affiliated with us or Easterly Capital, LLC." Please provide all disclosure required by Regulation S-K Item 401(e)(2).

36.   Please clarify when Mr. Kalichstein began his role as managing director at Easterly Capital, LLC and when he left Solel.

37.   Please indicate the dates during which Mr. Lika served in the disclosed roles so that it is clear how your disclosure addresses the full five-year period required by Regulation S-K Item 401(e)(1).

Principal Shareholders, page 94

38.   Please tell us whether Easterly Government Properties, Inc. or any affiliate whose securities are publicly traded has any interest in your securities.

Transfers of Founder Shares and Private Placement Warrants, page 95

39.   Please disclose whether the permitted transferees will be subject to all of the agreements of the original holders, such as the agreement mentioned on page 17 not to propose a charter amendment related to your obligation to redeem the public shares if you do not complete the initial business combination.

40.   From the last clause of this section, it appears that your sponsor could dissolve and transfer its shares to holders who would then be subject to no transfer restrictions or other agreements. If so, please add an appropriate risk factor.

Certain Relationships and Related-Party Transactions, page 96

41.   From the third and last sentences of the first paragraph of this section, it is unclear whether you will increase the initial stockholders' beneficial ownership to 20% before or after the transfer to your director nominees. Please revise to clarify.

Common Stock, page 99

42.   Please reconcile your disclosure in the second paragraph regarding matters being approved by a majority vote of your common shares with section 2.5(d) of exhibit 3.3 which refers to a majority of votes cast, apparently including the votes of preferred shares.

Preferred Stock, page 102

43.   Please reconcile your disclosure in this section regarding your board of directors' ability to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock with the limitations on the board's discretion that you discuss in the last risk factor on page 35.

Warrants, page 102

44.   Please revise the last paragraph on page 104 to be consistent with Rule 421(b). Your revised disclosure should clarify, among the other issues addressed in that paragraph, the purpose and effect of "Black-Scholes Warrant Value" exercise price reduction mentioned in the last sentence of that paragraph.

45.   Please clarify how the number of warrants would be adjusted as a result of splits, dividends and similar transactions as disclosed in footnote 3 to the fee table of this registration statement.

Securities Eligible for Future Sale, page 108

46.   Please show us how you calculated the 21,562,500 share number disclosed here.

Underwriting, page 118

47.   We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail):   Gregg A. Noel, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP